Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ American Stock Exchange Ticker Symbol: AZK U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com
August 11, 2005 For Immediate Release SECOND QUARTER REPORT JUNE 30, 2005

News Release Issue: No. 18-2005

Aurizon Reports Second Quarter 2005 Results

Aurizon reports financial results for the second quarter of 2005, which have been prepared on the basis of available information up to August 5, 2005.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities at the Casa Berardi Project:

•

Installation of hoist and construction of hoist building completed.

•

Headframe construction initiated.

•

Re-commencement of underground ramp below 550 metre level.

•

Continued exploration drilling of the West Mine area.

In addition, Aurizon strengthened its financial position due to the following:

•

Sale of Sleeping Giant Mine for $5 million cash.

•

$5.8 million balance of $25.3 million gross proceeds equity financing completed.

The $25.3 million equity financing was priced at a premium to the prevailing market price.  At June 30, 2005, Aurizon had cash and working capital in excess of $25 million and was debt free.

FINANCIAL RESULTS

On May 11, 2005 Aurizon completed the sale of its 50% interest in Sleeping Giant, realizing a gain on sale from the disposition of this asset of $3.95 million.  The Company received its share of gold production up to April 30, 2005, the effective date of the sale.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation.  Consequently, all of the 2005 Sleeping Giant operating results, as well as prior year's results, are presented as a single line on the Statements of Operations and Cash Flow.  In addition, the Balance Sheet has segregated the comparative 2004

Sleeping Giant assets and liabilities from Aurizon's other assets and liabilities.

SECOND QUARTER 2005

Continuing Operations

With the sale of Sleeping Giant, Aurizon does not have any operating mining assets, pending the commencement of commercial production of Casa Berardi anticipated in the fourth quarter of 2006.  Consequently, the Statement of Operations and Cash Flow reflects the ongoing administrative expenditures of the Company, net of royalty and interest income.  Aurizon incurred a net loss from continuing operations of $1.3 million, or ($0.01) cents per share, compared to a net loss of $0.6 million, or ($0.01) cents per share, in the second quarter of 2004. Corporate costs increased in the second quarter of 2005 over the same period of 2004 due to increased investor relations activity, as well as financial advisory and consulting fees associated with the Casa Berardi project financing and Sarbanes-Oxley related activities.

A reduction of non-cash working capital in the second quarter of 2005, together with net corporate and administrative costs, resulted in cash flow from operating activities of $83,000.  In the same period of 2004, cash flow from operating activities declined by $402,000.

During the second quarter of 2005, capital expenditures of $9.7 million were incurred at Casa Berardi for surface infrastructure related to the new shaft, underground development and continued exploration of the West Mine area.  During the same period of 2004, $6.8 million was invested at Casa Berardi.  Proceeds from the sale of Sleeping Giant provided $5.2 million in the second quarter of 2005.

Financing activities during the second quarter of 2005 totaled $7 million, of which $5.6 million was provided by an equity financing and $1.4 million from provincial refundable mining duties.

Discontinued Operations

The sale of Sleeping Giant in the second quarter of 2005 resulted in a gain on sale of $3.95 million, which, together with one month's operating results, provided net earnings from discontinued operations of $4.0 million compared to earnings of $0.4 million in the same period of 2004.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

Sleeping Giant's operating, investing and financing activities during the second quarter of 2005 provided cash of $1.0 million.

Combined Operations

On a combined basis, Aurizon earned $2.7 million or two cents per share in the second quarter of 2005, compared to a loss of $0.2 million or nil cents per share in 2004.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Capital Expenditures by project (in thousands of $):
Casa Berardi	$9,687	$6,833	$15,980	$10,933
Sleeping Giant (discontinued operation)	$215	$934	$787	$2,027
Other	-	$5	$8	$25
Total	$9,902	$7,772	$16,775	$12,985

FIRST HALF 2005

Continuing Operations

For the first half of 2005, Aurizon realized net earnings from continuing operations of $0.1 million, or nil cents per share, compared to a loss of $0.9 million, or one cent per share for the same period of 2004.  Excluding the recognition of a $2.06 million flow through tax benefit gain in the first quarter of 2005, Aurizon incurred a net loss of $1.95 million in the first half of 2005.

Corporate and administrative costs and changes in non-cash working capital during the first half of 2005 resulted in a decrease of cash from continuing operating activities of $0.6 million compared to $0.5 million for the same period of 2004.

Year to date 2005, $16 million was invested at Casa Berardi, compared to $10.9 million for the same period of 2004.

Year to date 2005, financing activities total $26 million, of which $24 million was provided by equity financings, $0.6 million from the exercise of incentive stock options and $1.4 million from provincial refundable mining duties.

Discontinued Operations

Operating losses at Sleeping Giant in the first quarter of 2005 together with one month’s operating earnings and the gain on sale of the mine in the second quarter, have resulted in net earnings from discontinued operations of $3.8 million in the first half of 2005, compared to earnings of $0.4 million in the same period of 2004.

For the first half of 2005, Sleeping Giant consumed $0.2 million cash compared to $0.6 million in 2004.

Combined Operations

On a combined basis, Aurizon earned $3.9 million or three cents per share in the first half of 2005, compared to a loss of $0.5 million or one cent per share in 2004.

CASA BERARDI

At the end of June 2005, Aurizon completed an internal updated feasibility study incorporating the high-grade lower portion of Zone 113, below the 700 metre level.  The high-grade zone situated below the 700 metre level was subject to a scoping study, the results of which were released in January 2005.  The objective of the updated feasibility study, which augments the original feasibility study also completed in January 2005, is to strengthen the project by means of a larger reserve base, optimized mine plan, lower unit costs and increased annual gold production.  Roscoe Postle Associates Inc. have been engaged to validate the updated feasibility study and produce an independent technical report by the end of the third quarter, 2005.

Surface construction is presently on schedule for a September 2005 completion and remains on budget. Construction of the surface infrastructure required for the new West Mine shaft continued during the second quarter with the completion of the hoist building and significant advancement in erecting the headframe and related infrastructure.  The mechanical installation of the hoist is now complete and the electrical installation is underway.

During the second quarter, the contract for all of the underground development was awarded.  During the first half of 2005, a ventilation raise down to the 550 metre level and the extension of the ramp down to the 590 metre level was completed.  Development is on schedule for commercial production to commence in the fourth quarter of 2006.

Infill drilling results to date continue to confirm the continuity of mineralized zones near the 113 Zone.  More than 20,830 metres of infill definition drilling were completed in 87 holes during the first half of 2005 to determine the continuity of mineralized zones which were not incorporated into the January 2005 feasibility study.  Approximately 22,000 metres of definition drilling and 3,000 metres of exploration drilling are planned for the second half of 2005.  The exploration track drift at the 550 metre level has been extended 468 metres in 2005 to permit further exploration and in-fill drilling of the lower portion of Zone 113 and Zones 118-122 situated east of Zone 113.

Surface exploration activity during the second quarter has focussed on targets west of the West Mine where a new vein system was discovered earlier in the year.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

OUTLOOK

With the construction of the surface infrastructure required for the West Mine shaft on schedule, the shaft slashing and sinking is expected to commence in early September 2005 and take twelve months to complete down to its 810 metre depth.  Mill modifications and refurbishing are planned to start in August 2005.

Underground development is also progressing, with the objective of having three months of production ore in inventory for start-up by late 2006.

As at June 30, 2005, cash and working capital exceeded $25 million and the Company remains debt free.

Further funding, including a project debt facility, will be required in the second half of 2005 to complete the pre-production work necessary to bring Casa Berardi to commercial production.  Discussions to procure a project debt facility are progressing well and the terms of the proposed facility will reflect the results of the new updated feasibility study.

Common Shares (TSX – ARZ/AMEX – AZK)
	June 30,	Dec. 31,
	2005	2004

Issued	118,791,298	103,421,522
Fully-diluted	126,664,168	111,306,392
Weighted average	113,124,151	100,577,055

As at August 5, 2005, the issued and fully diluted shares of the Company were 118,791,298 and 126,664,168, respectively.

Summary of Quarterly Results:
	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003	3rd Quarter 2003
Revenue	$233,323	$134,574	$227,520	$179,587	$205,593	$224,460	$253,783	$152,087
Net Earnings (Loss) from continuing operations	($1,265,074)	$1,373,098	($4,880,193)	($402,697)	($582,591)	($353,435)	($1,021,369)	($417,174)
Net Earnings (Loss)	$2,740,190	$1,153,359	($4,898,827)	($272,678)	($228,190)	($296,191)	($90,662)	($38,779)
Earnings (Loss) per share from continuing operations – basic and diluted	($0.01)	$0.01	($0.05)	($0.00)	($0.01)	($0.00)	($0.01)	($0.00)
Earnings (Loss) per share – basic and diluted	$0.02	$0.01	($0.05)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Aurizon is a Canadian-based gold exploration company, with activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon has recently completed a positive Feasibility Study on its’ one hundred percent (100%) owned Casa Berardi Project.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.  This 20-F document is available on Sedar at www.sedar.com.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	June 30		December 31
	2005		2004
	$		$
ASSETS CURRENT			As Restated (Note 3)
Cash and cash equivalents	26,589,973		12,065,681
Accounts receivable	1,002,730		2,850,841
Refundable tax credits	1,105,684		1,105,684
Prepaids	1,280,167		586,644
Inventory	740,085		786,048
Current assets of discontinued operation (Note 3)	-		743,994
	30,718,639		18,138,892
REFUNDABLE TAX CREDITS	780,000		-
RECLAMATION DEPOSITS	106,771		106,771
PROPERTY, PLANT & EQUIPMENT	14,522,168		9,480,250
MINERAL PROPERTIES	63,686,891		53,773,864
NON-CURRENT ASSETS OF DISCONTINUED OPERATION (Note 3)		-	4,651,464
TOTAL ASSETS	109,814,469		86,151,241
LIABILITIES
	CURRENT
	Accounts payable and accrued liabilities	5,006,192	3,570,693
	Current liabilities of discontinued operation (Note 3)	-	2,325,597
		5,006,192	5,896,290
	ASSET RETIREMENT OBLIGATIONS	1,418,141	1,363,597
	FUTURE INCOME TAX LIABILITIES	2,587,974	2,587,974
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATION (Note 3)	-		2,298,421
	TOTAL LIABILITIES	9,012,307	12,146,282
SHAREHOLDERS’ EQUITY
	SHARE CAPITAL (Note 4) Common shares issued – 118,791,298 (2004 – 103,421,522)	154,343,340	131,762,523
	CONTRIBUTED SURPLUS	742,943	742,943
	STOCK BASED COMPENSATION	773,594	450,757
	DEFICIT	(55,057,715)	(58,951,264)
	TOTAL SHAREHOLDERS’ EQUITY	100,802,162	74,004,959
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,814,469	86,151,241

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Director, Chairman of the Audit Committee

Brian Moorhouse,

Director

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$
		As restated		As restated
		(Note 3)		(Note 3)
Revenue
Royalty and other income	233,323	205,593	367,897	416,426

Expenses
Administrative and general costs	989,353	741,411	1,790,793	1,293,871
Stock based compensation (Note 4(c))	322,837	-	322,837	-
Gain on sale of property, plant and equipment	-	(29,850)	(115,112)	(67,350)
Foreign exchange (gain) loss	49,179	(15,143)	60,933	(71,299)
Capital taxes	110,130	89,856	207,473	168,997
	1,471,499	786,274	2,266,924	1,324,219
LOSS FOR THE PERIOD BEFORE THE FOLLOWING	(1,238,176)	(580,681)	(1,899,027)	(907,793)
INCOME TAX EXPENSE	(26,898)	(1,910)	(47,949)	(28,233)
TAX BENEFITS NOT PREVIOUSLY RECOGNIZED (Note 2)	-	-	2,055,000	-
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(1,265,074)	(582,591)	108,024	(936,026)
NET EARNINGS FROM DISCONTINUED OPERATION (Note 3)	4,005,264	354,401	3,785,525	411,645
NET EARNINGS (LOSS) FOR THE PERIOD	2,740,190	(228,190)	3,893,549	(524,381)
DEFICIT – BEGINNING OF PERIOD	(57,797,905)	(53,551,570)	(58,951,264)	(53,255,379)
DEFICIT – END OF PERIOD	(55,057,715)	(53,779,760)	(55,057,715)	(53,779,760)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.02	0.00	0.03	(0.01)
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.01)	(0.01)	0.00	(0.01)
Weighted average number of common shares outstanding	118,791,298	97,841,120	113,124,151	97,778,870

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$
		As restated		As restated
		(Note 3)		(Note 3)
OPERATING ACTIVITIES
Net (loss) earnings for the period from continuing operations	(1,265,074)	(582,591)	108,024	(936,026)
Add (deduct) items not requiring an outlay of cash:
Depreciation	17,486	21,671	34,958	43,029
Unrealized foreign exchange (gain) loss	51,000	12,829	-	(29,700)
(Gain) loss on sale of property, plant & equipment	-	(29,850)	(115,112)	(67,350)
Stock based compensation	322,837	-	322,837	-
Tax benefits not previously recognized	-	-	(2,055,000)	-
Cash flow from operations	(873,751)	(577,941)	(1,704,293)	(990,047)
Decrease (increase) in non-cash working capital items	956,623	175,701	1,118,537	489,426
	82,872	(402,240)	(585,756)	(500,621)
INVESTING ACTIVITIES
Property, plant & equipment	(3,906,894)	(159,980)	(5,141,757)	(310,056)
Reclamation deposits	-	(59,517)	-	(59,517)
Mineral properties	(5,780,731)	(6,677,515)	(10,845,957)	(10,647,342)
Proceeds from sale of Sleeping Giant (Note 3)	5,201,649	-	5,201,649	-
Proceeds on disposal of property, plant & equipment	-	78,000	180,000	183,000
	(4,485,976)	(6,819,012)	(10,606,065)	(10,833,915)
FINANCING ACTIVITIES
Mining duties	1,390,091	243,587	1,390,091	243,587
Issuance of shares	5,583,820	8,759,048	24,635,817	8,922,548
	6,973,911	9,002,635	26,025,908	9,166,135
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	2,570,807	1,781,383	14,834,087	(2,168,401)
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 3)	986,005	102,998	(182,268)	(564,979)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,556,812	1,884,381	14,651,819	(2,733,380)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	23,033,161	22,463,078	11,938,154	27,080,839
CASH AND CASH EQUIVALENTS – END OF PERIOD	26,589,973	24,347,459	26,589,973	24,347,459

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Income Taxes

Effective March 31, 2004, the Company has adopted a new CICA Accounting Standard, EIC 146, in respect of flow through shares.  Under this Standard, a future income tax liability must be recognized, and the shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with the flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

A company with future income tax assets that it has not recognized in previous years as a result of applying the “more likely than not” test thereby recording a valuation allowance, must recognize the previously unrecorded future income tax assets as a reduction of income tax expense included in the determination of net income or loss in the period incurred.

The net effect of the adoption of this Standard has resulted in the recognition of tax benefits not previously recognized in the statements of operations of $2,055,000 and a corresponding reduction in shareholders’ equity.

3.

Disposition of Sleeping Giant Mine

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and prior years are presented as a single line item on the Statements of Operations and Cash Flow.

The gain on sale, statements of operations, and cash flow from Sleeping Giant are as follows:

a)

Gain on Sale:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

3.    Disposition of Sleeping Giant Mine (Continued)

b)

Earnings from discontinued operation:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$

Revenues	2,285,692	5,119,885	5,218,178	8,576,871
Operating costs	(2,045,736)	(3,683,333)	(4,912,706)	(6,382,644)
Depreciation and depletion	(181,695)	(1,056,821)	(441,695)	(1,735,155)
Accretion	(7,904)	(25,330)	(33,159)	(47,427)
Net earnings (loss)	50,357	354,401	(169,382)	411,645
Gain on sale	3,954,907	-	3,954,907	-
Net earnings (loss) from discontinued operation	4,005,264	354,401	3,785,525	411,645

c)

Cash flow from discontinued operation:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$

Operating activities	922,078	968,838	335,408	1,539,086
Investing activities	(270,965)	(1,074,953)	(852,568)	(2,313,178)
Financing activities	334,892	209,113	334,892	209,113
Net increase (decrease) in cash	986,005	102,998	(182,268)	(564,979)

4.

Share Capital

a)    Private Placement

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.

On April 21, 2005, the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  At June 30, 2005 the Company has a commitment to incur $19,049,999 of eligible flow through expenditures at Casa Berardi prior to December 31, 2006.

b)

Warrants

Outstanding warrants issued pursuant to private placements as at June 30, 2005 and the changes during the periods ended on those dates are presented below.  All of the outstanding warrants expire in the third quarter of 2005.  One warrant is exchangeable for one common share:

	Three months ended June 30,		Six months ended June 30,
	2005		2005
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,300,370	$2.43	6,300,370	$2.43
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	(180,000)	$2.00	(180,000)	$2.00
Outstanding at end of period	6,120,370	$2.45	6,120,370	$2.45

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2005

4.    Share Capital (Continued)

c)

Incentive Stock Options

During the second quarter of 2005, incentive stock options were granted to officers, directors and employees to purchase up to 805,000 shares at an exercise price of $1.50 per share.  The exercise price of the incentive stock options was fixed at a 26% premium over the prevailing market price of the shares at the date of grant.

The fair value of the options granted was estimated as $0.40 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

2005
Expected volatility	57%
Risk-free interest rate	3.22%
Expected lives	3 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $322,837 relating to these options.

The status of stock options granted to officers, directors and employees as at June 30, 2005 and the changes during the periods ended is presented below:

	Three months ended June 30, 2005		Six months ended June 30, 2005
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	977,500	$1.93	1,584,500	$1.57
Granted	805,000	$1.50	805,000	$1.50
Exercised	(30,000)	$1.00	(592,000)	$1.00
Expired	-	$1.00	(45,000)	$1.00
Outstanding at end of period	1,752,500	$1.75	1,752,500	$1.75

5.

Commitments

a)

As at June 30, 2005, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totaling $36 million, of which $17 million is due in the second half of 2005, and the balance due in 2006.

b)

The Company has a commitment to purchase $1.2 million of mine equipment in the fourth quarter of 2005, of which $120,000 has been advanced as a deposit.